City e-Solutions Limited

04 MAR -3 AM 7:21

ces.

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

21 February 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

04010260

SUPPL

Dear Sir,

We are pleased to enclose the following document for your attention:

A copy of City e-Solutions Limited – 2003 Financial Results

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

Reference: File No 82-3667

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2003 FINAL RESULTS — ANNOUNCEMENT
AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 together with comparative figures.

	Note	2003 HK$'000	2002 HK$'000
Turnover	1	84,863	77,811
Cost of sales		(20,135)	(18,430)
Gross profit		64,728	59,381
Other net income	2	17,978	30,205
Administrative expenses		(49,101)	(70,873)
Profit from operations	1	33,605	18,713
Finance costs		—	—
Profit from ordinary activities before taxation	3	33,605	18,713
Taxation	4	—	(376)
Profit from ordinary activities after taxation		33,605	18,337
Minority interests		(499)	2,152
Profit attributable to shareholders		33,106	20,489
Dividends attributable to the year:	5		
Final dividend proposed after the balance sheet date HK3 cents per share (2002: HK2 cents per share)		11,494	7,663
Earnings per share	6		
Basic		8.64 cents	5.35 cents

Notes:

1. The analysis of the principal activities and geographical location of the operation of the company and its subsidiaries during the financial year are as follow:

	Group turnover 2003 HK$'000	Group turnover 2002 HK$'000	Profit/(Loss) from operations 2003 HK$'000	Profit/(Loss) from operations 2002 HK$'000
Business Segments				
Investment holding	24,005	13,033	29,787	34,230
Hospitality related services	60,858	64,778	3,818	(15,517)
	84,863	77,811	33,605	18,713
Geographical Segments				
Hong Kong	22,378	10,749	28,493	31,668
Singapore	3,520	4,417	3,049	3,112
United States	58,965	62,645	2,063	(16,067)
	84,863	77,811	33,605	18,713

5. **Dividend**

Dividends attributable to the previous financial year, approved and paid during the year.

	2003 HK$'000	2002 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the year, of 2 cents (2002: Nil cents) per share	7,663	—

The directors of the Company have proposed a final dividend for the year ended 31 December 2003 of HK3 cents per share (2002: 2 cents). The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2003 (2002: Nil cents)

6. **Earnings per share**

a) *Basic Earnings Per Share*

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$33.1 million (2002: HK$20.5 million) and on 383,125,524 ordinary shares in issue during the year.

b) *Diluted Earnings Per Share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2003 ("FY2003").

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. SWAN continued to face a challenging operating environment in 2003. Demand in the US Hospitality industry was impacted by the Iraq war and continued spending constraints by the corporations which restricted corporate travel throughout 2003 due to economic and political uncertainties. The subdued level of travel, particularly the corporate segment, has adversely affected the revenues of SWAN, which are aligned to business volume and revenue stream of its hotel customers.

In the year under review, the Group recorded a turnover of HK$84.9 million comprising mainly revenue contribution of HK$59.0 million from SWAN in the US and investment related income of HK$24.0 million. SWAN's revenue saw a decline of approximately 5.9% from the previous year due to macro economic factors, rationalization of its risk management services and cessation in provision of accounting services in 2003. Our total investment income rose by 84.2% from the previous year due to the dividend income received on the Group's equity securities which managed to offset a substantial reduction in interest income due mainly to declining interest rates during the year.

For 2003, I am pleased to report that the Group recorded a higher turnover and improvement in net profit attributable to the shareholders of HK$33.1 million, representing an increase of 61.6% , as compared to a net profit of HK$20.5 million in 2002. This significant improvement was due to dividend income received on the equity securities and SWAN reporting a pre-tax profit of HK$3.3 million for the year in review as compared to a loss of HK$14.3 million in 2002. The major contributing factors to SWAN's improved performance in 2003 was the absence of one-time restructuring charge of HK$13.5 million incurred in 2002 and SWAN's reduced operating cost base in 2003 resulting from the restructuring carried out in 2002.

its risk management services and the cessation in provision of accounting services, the overall revenue contribution from its hospitality related activities was lower by 6.1% as compared to the previous year.

The Group reported lower other net income of HK$18.0 million, down 40.5% from HK$30.2 million in the previous year. Other net income comprises principally an amount of HK$14.6 million to restate the Group's investment at fair value as at 31 December 2003. In the previous year, translation exchange gain of HK$29.2 million was recognized on the Sterling Pound deposits previously held by the Group which had been converted to the United States dollar during the year under review.

The analyses of the Group's Revenue and Profit/(Loss) from Operations by business and geographical segments are set out in note (1) to the Income Statement.

Financial Position

As at 31 December 2003, the Group's gross assets stood at HK$629.5 million, up from HK$609.6 million as at the end of the last financial year ended 31 December 2002.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash inflow from operating activities amounted to HK$1.4 million. The Group received interest and dividend income of HK$7.5 million and HK$1.6 million respectively. To increase returns from capital, an amount of HK$24.8 million was invested in a quoted equity security. The main non-operational cash outflow related to purchase of fixed assets of HK$1.9 million. Also, HK$7.7 million was paid to shareholders as dividends during the year.

The Group's cash and cash equivalents accordingly decreased by HK$23.8 million in the financial year 2003. This decrease was compounded by the unfavourable exchange translation loss of HK$2.4 million which resulted in a cash balance of HK$527.2 million as at the end of the financial year, down from HK$553.4 million as at the last financial year-end. Cash and cash equivalents are mainly held in United States dollars as at the financial year-end.

The Group has no borrowings for the year under review.

Treasury Activities

The Group's major foreign currency exposure has been reduced significantly. The Sterling Pound deposits previously held by the Group had been converted to the United States dollar. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

As at 31 December 2003, the Group had 42 employees, same as at the end of the last financial year ended 31 December 2002. The total payroll costs for the year 2003 was HK$28.9 million.

BUSINESS REVIEW AND OUTLOOK

The economic environment in the United States is showing increasing signs of recovery in the coming year. We will continue to grow the business while

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Reference : File NO 82-3667

Singapore	3,520	4,417	3,049	3,112
United States	58,965	62,645	2,063	(16,067)
	84,863	77,811	33,605	18,713

2. The analysis of Other Net Income are as follows:-

	2003	2002
	HK$'000	HK$'000
Exchange gain (net)	3,283	29,193
Profit on sale of fixed assets (net)	66	604
Net unrealized gain on stating securities at fair value	14,554	—
Others	75	408
	17,978	30,205

3. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation has been arrived at after charging:

	2003	2002
	HK$'000	HK$'000
Amortisation of intangible assets	62	62
Depreciation of fixed assets	2,662	3,381
Restructuring expenses (one-off charge)	—	13,460

4. Taxation

	2003	2002
	HK$'000	HK$'000
Hong Kong taxation	—	354
Overseas taxation	—	22
	—	376

The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year ended 31 December 2003. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

The major contributing factors to SWAN's improved performance in 2003 was the absence of one-time restructuring charge of HK$13.5 million incurred in 2002 and SWAN's reduced operating cost base in 2003 resulting from the restructuring carried out in 2002.

SWAN continued to focus its business development efforts on the hotel management and reservation and advisory businesses. During the year in review, it has achieved some successes in signing new contracts for both business units. In particular, the reservation and advisory business units have increased its number of contracts to 138 at year end compared to 126 at the end of 2002.

Basic earnings per share for the year under review was HK8.64 cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets backing per share increased to HK$1.51 from HK$1.45 in 2002. The Board proposed a final dividend of HK3 cents per share for the year under review.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this challenging year.

FINANCIAL REVIEW

Group Performance

City e-Solutions Limited Group recorded a net profit attributable to its shareholders of HK$33.1 million, an increase of 61.6%, as compared to a net profit of HK$20.5 million in the previous year. The improvement in the Group's result was due mainly to dividend income and lower expenses which included allowance for doubtful receivables of HK$2.2million as well as the absence of a one-off restructuring charge of HK$13.5 million incurred in the previous year. Consequently, administrative expenses amounted to HK$49.1 million, down 30.7% from HK$70.9 million in the previous year.

The Group's turnover increased by 9.1% to HK$84.9 million from HK$77.8 million due to higher investment income. Dividend income from its investment in equity securities had more than offset the lower interest income received during the year. The Group's hospitality related activities comprising hotel management and reservation distribution reported higher revenues from new contracts secured during the year. However, as a result of the rationalization of

BUSINESS REVIEW AND OUTLOOK

The economic environment in the United States is showing increasing signs of recovery in the coming year. We will continue to grow the business while vigorously containing costs at a level commensurate with the level of business activities. The hotel management, as well as the reservation and advisory business units, continue to work on many potential contracts and are optimistic of converting some of these into multi-year contracts in 2004. We will continue to search for suitable investment opportunities in 2004 to augment earnings.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2003 of HK3 cents per share (2002: HK2 cents). No interim dividend was paid for the year ended 31 December 2003 (2002: Nil cents).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 16 April 2004.

The register of members will be closed from 13 April 2004 to 16 April 2004, both dates inclusive, and the dividend cheques are expected to be despatched on or before 14 May 2004.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 19 February 2004

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Fifteenth Annual General Meeting of the Shareholders of the Company will be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on 16 April 2004 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Consolidated Financial Statements of the Company and its subsidiaries and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To declare a final dividend.
3. To re-elect the retiring Directors and to fix the Directors' remuneration.
4. To appoint Auditors for the ensuing year and authorise the Directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. **"That:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside Hong Kong.)."

6. **"That:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved:

(b) the aggregate nominal amount of securities of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent.of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. **"That** subject to the passing of resolutions nos. 5 and 6, the aggregate nominal amount of shares which are to be purchased by the Company pursuant to the authority granted to the Directors of the Company as mentioned in resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors of the Company pursuant to resolution no. 5."

By Order of the Board
Brian L. C. Tsang
Secretary

Hong Kong, 19 February 2004

Notes:

(a) The Register of Members will be closed from 13 April 2004 to 16 April 2004, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 14 May 2004, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 8 April 2004.

(b) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and on a poll to vote in his/her stead. A proxy need not be a member of the Company.

(c) In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal office in Hong Kong at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned meeting.

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